GH Research

Corporate Presentation

GH Research PLC (NASDAQ: GHRS)

December 2021

Disclaimer Regarding Forward-Looking Statements

This presentation has been prepared by GH Research PLC (“GH Research”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.

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Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources and availability of additional funding; and other factors, risks and uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission.

Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation

Seeking Ultra-Rapid, Durable Remissions in Depression



Pipeline

Stage of Development

PROGRAMS	INDICATION	PRECLINICAL	PHASE 1	PHASE 2a	PHASE 2b	PHASE 3	Milestone
GH001 *5-MeO-DMT for inhalation administration*	**Treatment-Resistant Depression (TRD)**						Initiate Phase 2b trial in TRD
	Psychiatric Disorder*						Initiate Phase 2a trial in undisclosed psychiatric disorder
	Psychiatric Disorder*						Initiate Phase 2a trial in undisclosed psychiatric disorder
GH002 / GH003 *5-MeO-DMT for injection / intranasal administration*	**Psychiatric or Neurological Disorder**						Complete preclinical development

Complete

**In light of our completed Phase 1 clinical trial of GH001 in healthy volunteers and our completed Phase 1/2 trial in TRD, we plan to request clearance from European regulatory authorities to begin Phase 2a clinical trials in patients with two additional undisclosed psychiatric disorders*

The Problem for Patients with Depression

Established Therapies are Slow-Acting

(STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram)



Cumulative Remission Rate (% Patients)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Average time to remission is ~6 weeks
0
2
4
6
8
10
12
14
Week

Adapted from Trivedi et al., Am J Psychiatry 2006 and Rush et al., Am J Psychiatry 2006

... Remission Rates in TRD < 15%

(STAR*D study, Remission Rates Treatment Steps 1 to 4)



Remission Rates (%) (bar)
Cumulative Remission Rate (%) (line)
~33% no remission despite 4 treatment steps
37%
56%
62%
67%
31%
14%
13%
1
2
3
4
Treatment Step
2 or more prior therapies = Treatment-Resistant Depression (TRD)

Large and Open Depression Market EU and US

First Line MDD

- Diagnosed: **~48M**
- Treated (pharmacotherapy ± psychotherapy): **~24M**

Second Line MDD

- Non-response to first line: **~13M**

Treatment-Resistant Depression (TRD)

- Non-response to two prior lines: **~9M**

Patients cycle through ineffective therapies for TRD

*Company estimates based on: https://www.nimh.nih.gov/health/statistics/major-depression.shtml; Wittchen et al., The size and burden of mental disorders and other disorders of the brain in Europe 2010, European Neuropsychopharmacology (2011); Rush et al., Acute and Longer-Term Outcomes in Depressed Outpatients Requiring One or Several Treatment Steps: A STAR*D Report, Am J Psychiatry 2006*

MDD, Major Depressive Disorder

5-MeO-DMT and GH001

- 5-MeO-DMT (5-Methoxy-N,N-Dimethyltryptamine)
    - Naturally-occurring psychoactive substance from tryptamine class
    - **Highly potent** agonist on 5-HT1A and 5-HT2A receptors
    - **Psychoactive effects with ultra-rapid onset** (within seconds) **and short duration** (5 to 30 min)
    - **High propensity to induce peak experiences (PE), which may be a surrogate marker for therapeutic effects**



O
N
HN

5-MeO-DMT

- GH001 (5-MeO-DMT administration via a proprietary inhalation approach)
    - **Intraday individualized dosing regimen for maximization of ultra-rapid remissions**
    - **Single visit initial treatment,** with no structured psychotherapy
    - Potential for **convenient and infrequent retreatment**

Foundational IP



(12) INTERNATIONAL APPLICATION PUBLISHED UNDER THE PATENT COOPERATION TREATY (PCT)
(19) World Intellectual Property Organization
International Bureau
(43) International Publication Date 27 August 2020 (27.08.2020)
WIPO | PCT
(10) International Publication Number
WO 2020/169850 A1
(12) INTERNATIONAL APPLICATION PUBLISHED UNDER THE PATENT COOPERATION TREATY (PCT)
(19) World Intellectual Property Organization
International Bureau
(43) International Publication Date 27 August 2020 (27.08.2020)
WIPO | PCT
(10) International Publication Number
WO 2020/169851 A1
(12) INTERNATIONAL APPLICATION PUBLISHED UNDER THE PATENT COOPERATION TREATY (PCT)
(19) World Intellectual Property Organization
International Bureau
(43) International Publication Date 02 September 2021 (02.09.2021)
WIPO | PCT
(10) International Publication Number
WO 2021/170614 A1
(12) INTERNATIONAL APPLICATION PUBLISHED UNDER THE PATENT COOPERATION TREATY (PCT)
(19) World Intellectual Property Organization
International Bureau
(43) International Publication Date 24 December 2020 (24.12.2020)
WIPO | PCT
(10) International Publication Number
WO 2020/254584 A1

GH001 – Individualized Dosing Regimen (IDR) Designed to Achieve Ultra-Rapid and Durable Remissions

GH001 Single Dose:


Dose 1
No remission
MADRS score
Hypothetical Patient 1
Dose 1
Remission
MADRS score
Hypothetical Patient 2

GH001 Individualized Dosing Regimen (IDR): More Chances for Remission


Dose 1
Remission
MADRS score
Hypothetical Patient 1
Dose 1
Dose 2
No remission
Remission
MADRS score
Hypothetical Patient 2
Dose 1
Dose 2
No remission
Dose 3
No remission
Remission
MADRS score
Hypothetical Patient 3

Phase 1 Trial in Healthy Volunteers

GH001-HV-101

(Completed)

Clinicaltrials.gov ID NCT04640831

Design of Phase 1 Trial in Healthy Volunteers (GH001-HV-101)

GH Research

Part A (Single Dose)

HV (n=18)

- GH001 2 mg (n=4)
- GH001 6 mg (n=6)
- GH001 12 mg (n=4)
- GH001 18 mg (n=4)

Primary Endpoint:

- Safety until day 7
- Peak Experience Scale (PE Scale)[1]

Part B (IDR)

HV (n=4)

GH001 IDR **6, 12, 18 mg** to achieve PE (up to 3 doses, 3h interval)

Primary Endpoint:

- Safety until day 7
- Peak Experience Scale (PE Scale)[1]

	GH001 Administration	Day 1	Day 7
Key Assessments	Safety PE Scale Cognitive function	Safety	Safety Cognitive function

PE, Peak Experience
IDR, Individualized Dosing Regimen

[1]The PE Scale averages answers scored by the subject by marking a visual analogue scale between 0 and 100 for the following three questions: 1. How intense was the experience; 2. To what extent did you lose control; 3. How profound (i.e., deep and significant) was the experience?

Part A (Single Dose) and Part B (IDR) – Safety

Study Safety Group review

- **No SAEs**
- **All ADRs mild, except two moderate (*)**
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function

ADRs	Part A (Single Dose)				Part B (IDR)
	2 mg (N=4)	6 mg (N=6)	12 mg (N=4)	18 mg (N=4)	IDR[1] (N=4)
MedDRA Preferred Term	n	n	n	n	n
Abnormal dreams				1	
Anxiety		1	1		
Clumsiness		1			
Confusional state		1			
Euphoric mood		1			
Fatigue				1	1*
Feeling hot		1			
Flashback				1	
Hallucination				1	
Head discomfort					1
Headache		2		1	1
Heart rate increased			1*		
Hyperacusis				1	
Insomnia				1	
Mental fatigue				1	
Nausea	2	1		1	2
Vision blurred	1				

Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing
IDR, Individualized Dosing Regimen

[1]6 mg (N=1); 6-12 mg (N=2); 6-12-18 mg (N=1)

Part A – Peak Experience (PE) Dose-Effects and Inter-Person Variability


PE Threshold
PE Scale
100
90
80
70
60
50
40
30
20
10
0
Average for dose group
P4
P1
P2
P3
P9
P8
P10
P7
P5
P6
P13
P11
P14
P12
P15
P18
P17
P16
2 mg
6 mg
12 mg
18 mg

PE, Peak Experience

Part B – Peak Experience (PE)
Effect of Intraday Individualized Dosing Regimen


PE Threshold
PE Scale
100
90
80
70
60
50
40
30
20
10
0
6 mg
P21
6 mg
12 mg
P19
6 mg
12 mg
P22
6 mg
12 mg
18 mg
P20

PE, Peak Experience

Phase 1/2 Trial in Treatment-Resistant Depression GH001-TRD-102

(Completed)

Clinicaltrials.gov ID NCT04698603

GH Research

Design of Phase 1/2 Trial in TRD (GH001-TRD-102)

Phase 1 (Single Dose)

TRD[1] (n=8)

- GH001 **12 mg** (n=4)
- GH001 **18 mg** (n=4)

<u>Primary Endpoint:</u>

- Safety until day 7

Phase 2 (IDR)

TRD[1] (n=8)

GH001 IDR
6, 12, 18 mg to achieve PE
(up to 3 doses, 3h interval)

<u>Primary Endpoint:</u>

- MADRS remission day 7 (MADRS≤10)

	GH001 Administration	Day 1	Day 7
Key Assessments	MADRS 2-hrs PE Scale Safety	MADRS 1-day Cognitive function Safety	MADRS 7-day Cognitive function Safety

PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale
IDR, Individualized Dosing Regimen

[1]*Defined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy*

Phase 1 (Single Dose) and Phase 2 (IDR) – Safety

Study Safety Group review

- **No SAEs**
- **All ADRs mild, except three moderate***
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically significant changes in safety laboratory analyses, vital signs, psychiatric safety assessments or measures of cognitive function
- No safety signal relating to suicidal ideation or suicidal behavior, based on C-SSRS and MADRS subscore item "suicidal thoughts"

ADRs	Phase 1 (Single Dose)		Phase 2 (IDR)
	12 mg (N=4)	18 mg (N=4)	IDR[1] (N=8)
MedDRA Preferred Term	n	n	n
Abdominal discomfort			1
Anxiety			2
Depressive symptom			1*
Dizziness	1		
Feeling abnormal	1	1	
Flashback	1	1	2
Headache	2	1	3
Muscle discomfort			1
Muscle spasms		1	
Nausea			2*
Paresthesia			1
Sensory disturbance			3

Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing
IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale

[1] 6-12 mg (N=6); 6-12-18 mg (N=2)

Phase 1 (Single Dose) – Efficacy (MADRS)


MADRS Remission / Response / Improvement Rate Day 7
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
50%
50%
100%
25%
50%
100%
12 mg (n=4)
18 mg (n=4)
MADRS remission
MADRS response
MADRS any improvement

- 2 of 4 (50%) in the 12 mg group and 1 of 4 (25%) in the 18 mg group had a MADRS remission at day 7
- 2 of 8 patients had a PE and both had a MADRS remission at day 7

PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating Scale
MADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS.

Phase 2 (IDR) – Efficacy (MADRS)



MADRS Remission / Response / Improvement Rate Day 7
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
87.5%
87.5%
100%
Individualized Dosing Regimen
MADRS remission
MADRS response
MADRS any improvement

- **Primary endpoint met:**
  7 of 8 patients (87.5%) had a MADRS remission at day 7, $p<0.0001$
- 7 of 8 patients had a PE and 6 of those had a MADRS remission at day 7

PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating Scale
MADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS.

Phase 2 (IDR) – Efficacy (MADRS Change from Baseline)


GH001
MADRS Mean Change From Baseline
0
-5
-10
-15
-20
-25
-30
p=0.0018
-19.3
p<0.0001
-27.1
p<0.0001
-24.4
Baseline[1]
2 hours
Day 1
Day 7
Mean (n=8)

- **Primary endpoint met:**
  7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001

- 7 of 7 remissions from day 1 and 5 of 7 remissions from 2 hours

[1]*Baseline mean MADRS=32*

MADRS and PE – Observed Improved Outcome in Phase 2 (IDR) vs Phase 1 (Single Dose)

	Phase 2 (IDR)	Phase 1 (Single Dose) 12 mg	Phase 1 (Single Dose) 18 mg
MADRS Remission Rate Day 7	87.5% (7 of 8)	50% (2 of 4)	25% (1 of 4)
Mean MADRS Change Day 7	-24.4 (-76%)	-21.0 (-65%)	-12.8 (-41%)
Rate of PE	87.5% (7 of 8)	50% (2 of 4)	0% (0 of 4)
Mean PE Score	90.4 (at final dose)	58.2	59.1

PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale
IDR, Individualized Dosing Regimen

Phase 1 Clinical Pharmacology Trial in Healthy Volunteers GH001-HV-103

(Recently completed, preliminary safety data available)

GH Research

Design of Phase 1 Clinical Pharmacology Trial in Healthy Volunteers (GH001-HV-103)

Single-Dose Part

HV (n=30)

- GH001 **6 mg** (n=8+2 placebo)
- GH001 **12 mg** (n=8+2 placebo)
- GH001 **18 mg** (n=8+2 placebo)

IDR Part

HV (n=16)

- GH001 IDR
6, 12, 18 mg to achieve PE
(up to 3 doses, **1h interval**, n=8)
- GH001 IDR
6, 12, 18 mg to achieve PE
(up to 3 doses, **2h interval**, n=8)

Primary Endpoint:

- Pharmacokinetic profile of 5-MeO-DMT and bufotenine

	GH001 Administration	Day 7	Day 30
Key Assessments	Safety Pharmacokinetics PE Scale Cognitive function	Safety Cognitive function	Safety

PE, Peak Experience
IDR, Individualized Dosing Regimen

Single Dose and IDR – Safety

Preliminary[1] Safety Review

- **No SAEs**
- **All ADRs mild**
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically relevant changes in ECG, safety laboratory analyses, peak flow assessment, and psychiatric safety assessments, including the C-SSRS

ADRs	Single-dose				IDR	
	6 mg (N=8)	12 mg (N=8)	18 mg (N=8)	Placebo (N=6)	1h interval (N=8)[2]	2h interval (N=8)[3]
MedDRA Preferred Term	n	n	n	n	n	n
Abnormal dreams						1
Chest discomfort		1				
Crying			2		1	
Dizziness			1			
Dry mouth	1					
Dyskinesia			1			
Fatigue		1			2	1
Headache	3		1		1	1
Hypoesthesia oral		1				
Paresthesia oral						1
Retching			1			
Somnolence		1				
Tachycardia			2			
Tension						1
Tremor			1			

Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing
IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale; [1]Final source data verification, pharmacokinetic analyses and analyses of various secondary endpoints are still ongoing.

[2]6 mg (N=1), 6-12 mg (N=3); 6-12-18 mg (N=4)
[3]6-12 mg (N=3); 6-12-18 mg (N=5)

Three-Layer Protection Strategy

LAYER 1: REGULATORY EXCLUSIVITY

FDA:	5 years	(+2.5 years paragraph IV stay)
EMA:	10 years	(+1 year for new indication)

LAYER 2: PATENTS

Several patent applications filed:

- Novel aerosol compositions of matter of 5-MeO-DMT
- Novel manufacturing methods of 5-MeO-DMT
- Novel uses of 5-MeO-DMT in various disorders (including inhaled, intranasal, i.v., i.m., s.c., and other routes)

LAYER 3: TECHNICAL

Complex bioequivalence for systemically-acting inhalation/intranasal products with high intra- and inter-subject variability

Board of Directors & Management



Florian Schönharting
MSc
Chairman of the Board, Co-founder



Spike Loy
JD
Board Member



Michael Forer
BA, LLB
Board Member



Dermot Hanley
BSC, MBA
Board Member



Duncan Moore
MPhil, PhD
Board Member



Theis Terwey
PD Dr. med.
CEO, Co-founder



Julie Ryan
ACA, MAcc, BComm
Group Finance Director



Magnus Halle
BSc
Managing Director, Ireland, Co-founder

Core Development Team



Markus Breuer
Dipl. Chem. Dr. rer. nat.
Patent Attorney, Co-founder
breuer friedrich hahner intellectual property · FORWARD PHARMA



Aaron Cameron
BSc, MSc, MBA
VP, Technical Development
Mylan · ITERUM therapeutics · MSD



Conor Burke
BSc, PhD, MBA
VP, Strategic Innovation
Mallinckrodt · DCU



Peter Fitzpatrick
BE, MEM
Director, Device Development
Mallinckrodt · JABIL HEALTHCARE · Boston Scientific



Viktoria McDonald
BSc (Hons), ERT
Director, Nonclinical Development
COVANCE · charles river



Aoife Soraghan
BSc, MBS
Director, Quality Management
abbvie · Allergan · DCC VITAL PHARMA DEVICES LOGISTICS



Padraig O'Grady
BSc, PhD
Clinical Project Manager
SANOFI · ICON · Bristol Myers Squibb



Fiona Ryan
BPharm, MSc, PhD
Clinical Project Manager
HeartBeat Trust · SOLVOTRIN THERAPEUTICS · IQVIA



Sarah Keady
BSc, PhD
Clinical Trial Manager
IQVIA · premier provider



Avril Feeney
BSc, MSc
CMC Project Manager
janssen · Mylan · gsk GlaxoSmithKline



Inês Amaro
MPharm, PhD
CMC Project Manager
SUBLIMITY Therapeutics · ITERUM therapeutics · Mylan



Alma Winther Sørensen
BSc, MSc
Corporate Project Manager
HERAX · novo nordisk

Scientific Advisors



Madhukar Trivedi
M.D.
Professor of Psychiatry,
UT Southwestern Medical Center



Michael Thase
M.D.
Professor of Psychiatry,Perelman School of Medicine
University of Pennsylvania



Mark Zimmerman
M.D.
Professor of Psychiatry and Human Behavior,
Brown University



Eduard Vieta
Prof. Dr.
Head, Psychiatry Unit,
Hospital Clínic de Barcelona



Michael Bauer
Prof. Dr. rer. nat. Dr. med.
Chair, Department of Psychiatry and Psychotherapy,
Technische Universität Dresden



Malek Bajbouj
Prof. Dr. med.
Head, Center for Affective Neuroscience,
Charité, Berlin



Johannes Ramaekers
Prof. Dr.
Professor, Faculty of Psychology
and Neuroscience of Maastricht University

Anticipated Milestones

- GH001
  - Request a pre-IND meeting with the FDA and a Scientific Advice meeting with the EMA in Q1 2022
  - Pending outcome of the meetings, initiate randomized, controlled Phase 2b trial in TRD
  - Request regulatory clearance for two Phase 2a trials in two additional psychiatric disorders in Q1 2022
- GH002 and GH003
  - Complete preclinical work and initiate Phase 1 trial in Healthy Volunteers

GH Research

Seeking Ultra-Rapid, Durable Remissions in Depression

